UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

At the extraordinary general meeting (the “EGM”) of shareholders of NETCLASS TECHNOLOGY INC (the “Company”) held on February 13, 2026, at 11:00 a.m., Singapore Time (February 12, 2025, at 10:00 p.m. Eastern Time), the following matters, among others, were approved and authorized:

A. the implementation of one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of a par value of US$0.00025 each and Class B ordinary shares of a par value of US$0.00025 each, at any one time or multiple times during a period of up to two (2) years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 2000:1; (b) the authorization of the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

B. entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM.

According to the unanimous written resolutions of the Board passed on June 19, 2026, the reverse stock split at the ratio of fifty (50)-for-one (1) (the “Reverse Stock Split”) and the rounding up of any fractional shares resulting from the Reverse Stock Split to the nearest whole ordinary share were approved.

Upon the opening of the market on July 6, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Stock Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “NTCL”.

Every fifty (50) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically became one post-Reverse Stock Split Class A ordinary share or Class B ordinary share, respectively. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary shares or Class B ordinary shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Reverse Stock Split is G6427C116.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 63.94 million Class A ordinary Shares of a par value of US$0.00025 each and approximately 2 million Class B Ordinary Shares of a par value of US$0.00025 each to approximately 1.28 million Class A ordinary shares of a par value of US$0.0125 each and approximately 0.4 million Class B ordinary shares of a par value of US$0.0125 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to US$0.0125 per share, and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 760,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares.

The Reverse Stock Split is intended for the Company to maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), which requires issuers listed on Nasdaq to maintain a closing bid price of greater than $0.10.

The Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K as Exhibit 1.1 is a copy of such fourth amended and restated memorandum and articles of association.

Attached to this report as Exhibit 99.1 is a copy of the press release dated July 1, 2026, titled “NETCLASS TECHNOLOGY INC Announces 1 for 50 Share Consolidation”.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association
99.1	Press Release - NETCLASS TECHNOLOGY INC Announces 1 for 50 Share Consolidation, dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: July 7, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)